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FEB 29 2016
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SEC FILE NUMBER
8-083335 8-03335

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 AND ENDING 12/31/15
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **FOLGER NOLAN FLEMING DOUGLAS INCORPORATED**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

725 FIFTEENTH STREET, N.W.
(No. and Street)

WASHINGTON	DC	20005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

RICHARD S. FOSTER (202) 626-5249
(Area Code-Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

STOUT, CAUSEY & HORNING, P.A.
(Name- *if individual, state last, first, middle name*)

910 RIDGEBROOK ROAD	SPARKS	MD	21152
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 1 2016
REGISTRATIONS BRANCH
09

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)2.

Sec. 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

OATH OR AFFIRMATION

I, RICHARD S FOSTER, swear (or affirm) that, to the best of my knowledge and belief that the accompanying financial statements and supporting schedules pertaining to the firm of FOLGER NOLAN FLEMING DOUGLAS INCORPORATED, as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of customer, except as follows:

____

____

____

Richard S. Foster

Signature

PRESIDENT/CHIEF EXECUTIVE OFFICER

Title

DENISE A. WALKER NOTARY PUBLIC EXP. 2-29-20 DISTRICT OF COLUMBIA

Notary Public

DENISE M. WALKER
NOTARY PUBLIC DISTRICT OF COLUMBIA
My Commission Expires February 29, 2020

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Exemption Report.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FOLGER NOLAN FLEMING DOUGLAS INCORPORATED AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION AND INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2015

FOLGER NOLAN FLEMING DOUGLAS INCORPORATED AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION AND INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2015

TABLE OF CONTENTS

STOUT, CAUSEY & HORNING
CERTIFIED PUBLIC ACCOUNTANTS

Expertise That Works

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Folger, Nolan, Fleming, Douglas Incorporated:

We have audited the accompanying consolidated statement of financial condition of Folger, Nolan, Fleming, Douglas Incorporated and Subsidiaries (a Delaware Corporation) (the Company) as of December 31, 2015 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the statement of financial condition. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (PCAOB) (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the consolidated financial condition of Folger, Nolan, Fleming, Douglas Incorporated and Subsidiaries as of December 31, 2015 in accordance with accounting principles generally accepted in the United States of America.

The consolidated statement of financial condition of the Company as of December 31, 2014 was audited by other auditors whose report dated February 26, 2015 expressed an unmodified opinion on the statement.

Stout, Causey & Horning, P.A.
Sparks, MD
February 24, 2016

FOLGER NOLAN FLEMING DOUGLAS INCORPORATED AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2015

ASSETS

Cash and Cash Equivalents	$ 142,375
Receivable from Clearing Organization	11,191,603
Securities Owned, at Fair Value	45,419,669
Income Taxes Receivable – Current	2,319,816
Furniture, Equipment, and Leasehold Improvements, at Cost, Less Accumulated Depreciation and Amortization of $2,890,464	759,303
Other Assets	1,670,973
Total Assets	$ 61,503,739

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES	
Accounts Payable and Accrued Expenses	$ 1,048,739
Current Income Taxes Payable	1,465,906
Deferred Tax Liability	15,352,462
Total Liabilities	17,867,107
STOCKHOLDERS' EQUITY	
Preferred Stock (4% cumulative non-voting, $100 par value, 100 shares authorized, 75 shares issued and outstanding)	7,500
Common Stock Class A ($100 par value, 10,000 shares authorized, 4,487 shares issued and outstanding)	448,700
Common Stock Class B (non-voting, $100 par value, 1,000 shares authorized, 568 shares issued and outstanding)	56,800
Retained Earnings	43,123,632
Total Stockholders' Equity	43,636,632
Total Liabilities and Stockholders' Equity	$ 61,503,739

NOTE 1 – ORGANIZATION

Folger Nolan Fleming Douglas Incorporated (the "Corporation") is a registered broker-dealer providing securities brokerage services primarily in the Washington, D.C., Baltimore, Maryland and Cambridge, Maryland areas. The Corporation is registered with the Securities and Exchange Commission (SEC) and is a member of Financial Industry Regulatory Authority (FINRA). The Corporation is also registered with the SEC as an investment advisor under the Investment Advisors Act of 1940.

Folger Nolan Fleming Douglas Holdings, Inc. (Holdings) is a wholly-owned subsidiary of the Corporation.

Folger Nolan Fleming Douglas Capital Management, Inc. (CMI) is a wholly-owned subsidiary of Holdings. CMI is a registered investment advisor under the Investment Advisors Act of 1940.

Folger Nolan Fleming Douglas Insurance Agency, Inc. is a wholly-owned subsidiary of Holdings.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation - The consolidated statements of financial condition, income, changes in stockholders' equity, and cash flows include the accounts of the Corporation and its wholly-owned subsidiaries. All significant intercompany balances and transactions between the Corporation and its subsidiaries have been eliminated in the consolidation.

Securities Transactions - Securities transactions are recorded on a trade date basis.

Cash and Cash Equivalents – For purposes of the statement of cash flows, the Corporation considers all highly liquid debt instruments with a maturity of three months or less at the time of purchase to be cash equivalents.

Accounts Receivable - Management reviews accounts receivable and sets an allowance for doubtful accounts when collection of receivable becomes unlikely. The Corporation considers accounts receivable to be fully collectible and accordingly no allowance for doubtful accounts has been provided.

Receivable from Clearing Organization is comprised of net credit balances in accounts held for the benefit of the Corporation and includes $461,583 of net commission receivable as of December 31, 2015.

Commissions – Commissions and related clearing expenses are recorded on a trade date basis as securities transactions occur.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (Continued)

Investment Advisory Fees – Investment advisory fees are received quarterly but are recognized as earned on a pro rata basis over the term of the contract.

Securities Owned - Securities owned by the Corporation are valued at market with the resultant unrealized gain or loss reflected in the statement of income. Dividends are recorded as income when received, which does not materially differ from the accrual basis.

Securities owned at December 31, 2015, consisted of common stocks (98%) and municipal bonds, U.S. Government obligations and corporate bonds (2%)

Furniture, Equipment, and Leasehold Improvements - Depreciation and amortization of office equipment and leasehold improvements is recorded on a straight-line basis over the estimated useful lives of such assets.

Valuation of Long-lived Assets –

The Corporation accounts for the valuation of long-lived assets in accordance with ASC 360, Property, Plant, and Equipment. ASC 360 requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of the long-lived asset is measured by a comparison of the carrying amount of the asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the estimated fair value of the assets. As of December 31, 2015, the Corporation determined that none of its assets were impaired. Assets to be disposed are reportable at the lower of the carrying amount or fair value, less costs to sell. The Corporation has no assets intended for disposal as of December 31, 2015.

Income Taxes - The Corporation accounts for income taxes under the liability method, whereby deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities.

The Corporation complies with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740, Income Taxes which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (Continued)

Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

ASC 740 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. ASC 740 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Corporation's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as tax benefit or expense in the current year.

In general, the Corporation's prior three years tax returns filed with various taxing agencies are open to examination.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value Measurement - All of the Corporation's assets and liabilities which are stated at fair value are valued in accordance with Level 1 criteria, as defined in FASB ASC 820, Fair Value Management. Level 1 value measurement uses quoted prices (unadjusted) in active markets for identical assets or liabilities the Corporation has the ability to access.

NOTE 3 – OTHER REGULATORY REQUIREMENTS

The Corporation is subject to the provisions of Rule 15c3-3 of the Securities and Exchange Commission. However, the Corporation operates pursuant to the exceptive provisions of paragraph (k)(2)(ii) of Rule 15c3-3. By operating under this exemption, the Corporation is prohibited from carrying client margin accounts or otherwise holding client funds or securities, or performing custodial duties with respect to clients' securities. Therefore, the Corporation is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

NOTE 4 - FAIR VALUE MEASUREMENT

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market.

Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels Level 1, Level 2 and Level 3.

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Corporation has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Corporation's own data).

The following table presents the Corporation's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2015.

	Level 1	Level 2	Level 3	Total
Corporate bonds	$ 86,641	$ -	$ -	$ 86,641
Municipal Bonds	617,971	-	-	617,971
Equity Securities	44,715,057	-	-	44,715,057
Total	$ 45,419,669	$ -	$ -	$ 45,419,669

NOTE 5 – PROFIT-SHARING PLAN

The Corporation provides retirement benefits for substantially all employees through a defined-contribution profit-sharing plan. Funding is at the discretion of the Corporation. The Corporation has elected to make a contribution of $112,218 for 2015.

NOTE 6 – PREFERRED STOCK

The preferred stock is redeemable at 100% of par value.

NOTE 7 – INCOME TAXES

The benefit for income taxes consists of the following at December 31, 2015:

	Current	Deferred	Total
Federal	$(273,785)	$(291,169)	$(564,954)
State	(15,863)	(893,471)	(909,334)
Total	$(289,648)	$(1,184,640)	$(1,474,288)

The primary difference between income taxes at the statutory rate and the effective rate are the dividends received deduction, municipal interest and state taxes net of federal benefit.

The principal temporary difference between income before taxes for financial reporting purposes and for income tax purposes relates to net unrealized appreciation on investment securities which is included in revenues in the statement of income but is not reportable for tax purposes until realized.

The Corporation has a net operating loss carry forward of approximately $2,600,000 and $250,000 for federal and state purposes, respectively, to offset future taxable income. The net operating loss carry forward expires beginning in 2030 for state and federal. Deferred income taxes reflect the net tax effects of the temporary difference of carrying amounts of assets and liabilities for financial statement purposes and the amounts used for income tax purposes. However, collectability of the deferred tax asset is not assured, therefore the Corporation has recorded a valuation allowance to fully reserve its net deferred tax asset. The deferred tax liability is primarily composed of unrealized appreciation of securities.

NOTE 8 – COMMITMENTS AND CONTINGENCIES

The Corporation has entered into operating leases for real estate and computer software. Total rental expense under such lease agreements amounted to $506,679 for the year ended December 31, 2015. Included in rental expenses is $417,228 for rental of office space owned by the family of a principal of the Corporation. Certain leases contain provisions for escalations.

The aggregate minimum annual rental commitments at December 31, 2015 for leases of one year or more are as follows:

2016	$ 62,600
2017	10,000
Total	$ 72,600

NOTE 9 – NET CAPITAL REQUIREMENTS

The Corporation is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2015, the Corporation had net capital and net capital requirements computed under these provisions as follows:

Net Capital	$ 30,879,686
Net Capital Requirement	$ 250,000
Ratio of Aggregate Indebtedness to Net Capital	3%

NOTE 10 – FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

The Corporation's customers' accounts are carried on a fully disclosed basis with another broker dealer, which reduces, but does not eliminate, its risks associated with customer activities. In the event a customer is unable to fulfill its contractual obligations with the carrying broker-dealer, the Corporation may be at risk to fulfill the customer's obligations.

NOTE 11 – CONCENTRATIONS OF CREDIT RISK

Cash and cash equivalents consisted of investments in money market mutual funds and cash on deposit with established federally insured financial institutions. Accounts are guaranteed by the Federal Deposit Insurance Corporation up to $250,000 per depositor. Total cash on deposit at various times during the year exceeded the federal deposit insurance limits. The Corporation has never experienced any losses in these accounts and does not believe that it is exposed to any significant concentration of credit risk.

NOTE 12 - CONSOLIDATED SUBSIDIARIES

The following is a summary of certain financial information of the Corporation's consolidated subsidiaries:

Total Assets	$ 1,683,915
Total Liabilities	$ 1,683,915
Stockholders' Equity	$ 0

NOTE 13 - SUBSEQUENT EVENTS

Management has evaluated subsequent events through February 24, 2016, the date on which the financial statements were available to be issued. No events have occurred since the balance sheet date that would have material impact on the financial statements.